BENEFIT FUNDING SERVICES, LLC

FINANCIAL STATEMENTS
REPORT PURSUANT TO SEC RULE 17A-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2025

(*Public Report*)

BENEFIT FUNDING SERVICES, LLC

Table of Contents

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BENEFIT FUNDING SERVICES, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	965,986
Commission Receivable		920,387
Accounts Receivable		22,044
Other Assets		1,552
Total Assets	$	1,909,969

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions Payable	$	886,849
Accounts Payable		42,918
Franchise Tax Board Payable		6,800
Total Liabilities	$	936,567

MEMBER'S EQUITY

Total Member's Equity	$	973,402
Total Liabilities and Member's Equity	$	1,909,969

BENEFIT FUNDING SERVICES, LLC

Notes to Financial Statements
December 31, 2025

Note 1: NATURE OF BUSINESS

Benefit Funding Services, LLC (the "Company") was formed in Nevada on September 11, 1997, as a single member Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is wholly owned by Benefit Funding Holdings, LLC (BFS Holdings).

The Company receives retail commission and overrides from insurance companies for arranging the sale of variable life insurance and annuity products by its registered representatives. The company also receives overrides for arranging the sale of variable insurance an annuity product by registered representatives of unaffiliated broker-dealers. The company pays its own registered representatives directly and pays overrides of unaffiliated registered representatives to their respective FINRA/SEC registered Broker Dealers.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summary of Significant Accounting Policies

The Company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe will materially affect the Company's financial position, results of operations, or cash flows.

Cash

The Company maintains cash deposits at Bank of America which are insured by the Federal Deposit Insurance Corporation. This government corporation insures balances up to $250,000.

Revenue Recognition

The Company recognizes commissions income as earned and realized net of any chargebacks. Commissions represent overrides on variable life contracts from issuers as master general agent commissions.

Concentrations of Credit Risk

The Company is engaged in brokerage activities in which counter parties primarily include broker-dealers, insurance companies, and other financial institutions. In the event counter parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the company's policy to review, as

necessary, the credit standing of each counter party. The firm is subject to chargebacks from the cancellation of underlying variable contracts.

ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed on a transaction by a government authority, and collected by the Company from a customer, are excluded from revenue. Reportable segments of revenue generated by the Company are described below:

The Company generates its revenue from the sale of variable contracts of insurance-based products, in the form of commissions and trail commissions. Two customers comprise 56% of revenue.

Segment Reporting

Segment Reporting: The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Principal Operations Officer, as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness which is $936,568. On December 31, 2025, the company had a net capital of $949,805, which was $887,367 in excess of the minimum net capital requirement of $62,438, and the Company's ratio of aggregate indebtedness to net capital was .98:1, which is less than the 15 to 1 maximum ratio requirement.

Note 4: STATE OF CALIFORNIA FRANCHISE FEE

The Company is a Nevada registered limited liability company doing business in California. The Federal taxation is like a single member LLC, whereby the taxes are paid at the member level. California Franchise tax law requires tax treatment as a "C" Corporation, but imposes an LLC fee for operating within California.

For the year ended December 31, 2064, the components of the State of California Franchise Fee are as follows:

State of California Franchise Fee	$12.590

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. Returns that were filed within the applicable statute remain subject to examination. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2022, 2023, 2024.

Note 5: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity can access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2025.

Note 6: COMMITMENTS AND CONTINGENCIES

Variable Insurance Securities Products

In April 2001, the Company entered into an amendment to its operating agreement with New First Financial Resources, LLC, the sole member, and owner of the Company, for distributions of net profits. The Company can discretionarily distribute monthly up to 95% of its net profits to its single member/owner.

Insurance Products

The Company receives as a conduit/custodian on behalf of its member/owner, commissions on variable products from insurance companies. The Company then forwards these funds to its member/owner, through various broker dealer intermediaries which register such member/owners. The company also receives commission on retail variable contracts sold by its registered representatives.

The Company was not subject to any litigation during or at year end December 31, 2025.

Note 7: SUBSEQUENT EVENTS

The management has reviewed the results of operations during the period of time from December 31, 2025, through February 19, 2026, the date the financial statements were available to be issued.

The Company was not subject to any litigation during or at year end December 31, 2025.